FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X           Form 40-F
                                      -----                  -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes               No  X
                                       -----            -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of an Announcement No. 11 - 2003 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on October 27, 2003.

Exhibit 1

COPENHAGEN STOCK EXCHANGE ANNOUNCEMENT NO. 11 - 2003

27 October 2003

TORM  maintains   expectations   for  2003  operating   result,   but  increases
expectations for 2003 profit after tax, to DKK 685-710 mill. due to the unrealized gain on the NORDEN investment.

o As stated in TORM's first half 2003 results on 19 August 2003, expectations for the full year 2003 profits after tax were DKK 375-400 mill., including a DKK 55 mill. unrealized gain on the Company's investment in Dampskibsselskabet `NORDEN' A/S.

o As expected, freight rates in the product tanker segment have fallen towards the end of 3rd quarter 2003. Freight rates in the bulk segment have increased substantially, but the effect has been countered by hedging which elapses in the final months of 2003. As a consequence, TORM maintains its expectations for 2003 profit after tax at DKK 320 - 345 mill., before any unrealized gain on the NORDEN investment.

o TORM owns 727,803 NORDEN shares (33.35% excluding NORDEN's treasury shares) which is unchanged from 31 December 2002.

o The gain on the NORDEN shares depends on the NORDEN share price on Copenhagen Stock Exchange on 31 December 2003. The share price as of 24 October 2003 was DKK 870 per share resulting in a current total unrealized gain in 2003 of DKK 364 mill. Hence the 2003 profit before tax is expected to be DKK 685-710 mill. after tax subject to the end year share price of NORDEN.

o The underlying assumptions for the forecast will be commented further in the nine month 2003 report, which will be released on 21 November 2003.

A/S Dampskibsselskabet TORM
Contact person:    Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

This release contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecast of events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause results to differ materially from expectations.

Factors that may affect future results include statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission (SEC), including the Company's form 20-F. Please also refer to the section "Managing Risk and Exposure" in the 2002 annual report.

--------------------------------------------------------------------------------
TORM is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: November 3, 2003                    By:  /s/ Klaus Nyborg
                                                ----------------------
                                                Klaus Nyborg
                                                Chief Financial Officer











03810.0001 #439946